UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2020

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Notice to the Market September | 2020

Azul Receives Loan Proposal from BNDES

São Paulo, September 13, 2020 – Azul S.A., “Azul” (B3:AZUL4, NYSE:AZUL), announces that it received a funding proposal ("Proposal") from the Brazilian Development Bank (“BNDESPAR”) and a bank syndicate ("Banks"), subject to final approvals, in connection with an emergency program created to support sectors affected by the COVID-19 pandemic.

The Proposal foresees a public offer of a hybrid financial instrument with the objective of raising at least R$ 2 billion, which consists of: (i) simple debentures and (ii) stock warrants, with a premium and exercise price to be defined through the offer’s bookbuilding process. The proposed loan structure also provides that BNDESPAR is the anchor investor and can subscribe for up to 60% of the offer while the Banks will provide a firm guarantee of up to 10% of the offer. The remaining balance must be raised from qualified investors through a public offer.

We estimate that the issuance of stock warrants will result in a potential dilution of approximately 15% based on the closing price of Azul's share last Friday.

Within the context of customer demand recovery and the Company's cash position, both stronger than originally expected, the Company’s Board of Directors will discuss the proposal received from BNDESPAR as well as other capital-raising alternatives. The Company will keep the market informed of any relevant developments related to the subject.

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of flight departures and cities served, offers 916 daily flights to 116 destinations. With an operating fleet of 140 aircraft and more than 13,000 crewmembers, the Company has a network of 249 non-stop routes as of December 31, 2019. In 2020 Azul was awarded best airline in the world by TripAdvisor, first time a Brazilian Flag Carrier earns number one ranking in the Traveler’s Choice Awards. Azul was also recognized in 2019 as best regional carrier in South America for the ninth consecutive year by Skytrax. Additionally, in 2019, Azul ranked among the top ten most on–time low-cost carriers in the world, according to OAG. For more information visit www.voeazul.com.br/ir.

Contact:

Investor Relations

Tel: +55 11 4831 2880

invest@voeazul.com.br

Media Relations

Tel: +55 11 4831 1245

imprensa@voeazul.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    September 10, 2020

Azul S.A.

By:   /s/ Alexandre Wagner Malfitani
Name: Alexandre Wagner Malfitani
Title: Chief Financial Officer